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                           July 14, 2023

       George Archos
       Chief Executive Officer
       Verano Holdings Corp.
       415 North Dearborn Street, 4th Floor
       Chicago, Illinois 60654

                                                        Re: Verano Holdings
Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed July 7, 2023
                                                            File No. 333-273161

       Dear George Archos:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Tom Hughes, Esq.